October 10, 2013

Mr. Scot Foley
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4720

Re:	Chembio Diagnostics, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 7, 2013
File No.: 001-35569

Dear Mr. Foley,

This letter provides Chembio's response to the Staff's comments in its letter (the "Comment Letter") dated September 12, 2013 concerning the Company's Annual Report on Form 10-K for the fiscal year 2012 filed on March 7, 2013 (the "Annual Report"). The responses below are numbered to correspond with the comments in the Staff's letter.

 Item 1. Business
General
1. Please disclose the material terms of your license agreements with Alere, Inc. and your agreements with the Oswaldo Cruz Foundation (FIOCRUZ). Your description should include, as applicable:
·	the nature of the licensed technology and of the license;
·	material payment provisions including initial, annual, milestone or royalty payments;
·	other material rights and obligations of both parties; and
·	term and termination provisions.

Please also file the FIOCRUZ agreements as exhibits to your next quarterly report on Form 10-Q and incorporate them by reference to your next 10-K.

Response to Comment 1:

The Company proposes the following language to incorporate the disclosures requested in Comment 1 of the Staff's Comment Letter, and to include this language in the Company's Form 10-K for the fiscal year ending December 31, 2013 (the "10-K").  Specifically, the following is proposed to be included to the Sections entitled "Our Rapid Test Technologies" and "Oswaldo Cruz Foundation OEM DPP® Agreements" in Item 1 of the 10-K.   [Please note that a portion of this language is duplicative of language previously in the Annual Report and that the proposed language is intended to replace the existing language that otherwise would be duplicative.]:

Our Rapid Test Technologies
All of our commercially available current products employ either in-licensed lateral flow technology or our own patented Dual Path Platform® (DPP®) technology and are visually read.  We also can use handheld and desktop readers with our DPP® products to objectively measure, quantify, record and report DPP® test results.  Certain of the products we have and/or are developing incorporate some of these readers, and we are developing other products that may be used with or will require use of a reader.

We license our lateral flow technology from Alere as per our October 5, 2006 agreement.  This license allows us to produce, market and sell assays using lateral flow technologies for our STAT-PAK®, SURE CHECK®, DIPSTICK®, and veterinary product lines.  Under this license agreement, we pay royalties to Alere ranging from 5% to 8½%, depending upon the country in which the products are sold.  The patents covering this lateral flow technology expire on February 3, 2015.  See "Intellectual Property" below.

Oswaldo Cruz Foundation OEM DPP® Agreements
During 2008-2010 we signed five agreements with the Oswaldo Cruz Foundation (FIOCRUZ) in Brazil, with a separate agreement for each of the following products, all of which are based on our DPP® technology:  DPP® HIV Screen, Canine Leishmania, DPP® Confirmatory, DPP® Syphilis Screen & Confirm, and DPP® Leptospirosis.   FIOCRUZ is the leading public health organization in Brazil, and it is affiliated with Brazil's Ministry of Health, which is its principal client.  FIOCRUZ has extensive research, educational and manufacturing facilities for drugs and vaccines, as well as for diagnostic products.

The five agreements are structurally similar according to the following:
·
Four of the five agreements provide for an initial payment from FIOCRUZ to Chembio for development of the subject product by Chembio.  All of these initial payments have been made and the initial deliveries of the respective subject products completed.

·
Each Agreement provides for a specified minimum amount of product sales from Chembio to FIOCRUZ to be made before the related technology can be transferred to FIOCRUZ.  As of September 30, 2013, FIOCRUZ had purchased and paid for the minimum amount of product with respect to both our DPP® HIV Screen and our Canine Leishmania tests.  The technology for the DPP® Canine Leishmania test is currently in the process of being transferred to FIOCRUZ from Chembio.  With respect to DPP® HIV Screen, FIOCRUZ continues to purchase the product from Chembio; and FIOCRUZ is entitled to request the technology transfer at any time.  With respect to the three other products, it is anticipated that the respective threshold sales amounts may be achieved sometime after the first quarter of 2014.

·
After the specified level of sales have been achieved, FIOCRUZ may request that the technology for the product be transferred to FIOCRUZ together with an exclusive license to produce and sell that product in a defined territory.

·	Each agreement provides that, after the technology has been transferred and FIOCRUZ is manufacturing the product itself, Chembio will receive a royalty on all sales.
·
All the agreements expire five years after the date of the technology transfer.  If terminated earlier by default of FIOCRUZ, FIOCRUZ must stop all activity; if terminated earlier by default of Chembio, or if terminated by natural expiry, FIOCRUZ can continue to produce and commercialize the product without paying royalties.

[End of Proposed Language]

Pursuant to Item 601(b)(10) of Regulation S-K, we do not believe that the FIOCRUZ agreements are required to be filed as an exhibit to the registrant's periodic reports.  [In addition, we believe that the information being provided concerning the FIOCRUZ agreements – including the additional information requested by the Staff – provides material disclosure concerning the agreements.]

Item 601 (b)(10), titled "Material Contracts", provides in clause (i) that a Material Contract is "Every contract not made in the ordinary course of business which is material to the registrant ….".  Each of the FIOCRUZ agreements provides for the sale and subsequent territorial-limited licensing of one of Chembio's products, and - as such - is clearly made in the ordinary course of Chembio's business.

Clause (ii) of Item 601(b)(10) provides that if the contract "is such as ordinarily accompanies the kind of business conducted by the registrant…., it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it will be filed except where immaterial in amount or significance".   We do not believe that the agreements fall into any of the categories referred to in clause (ii).

With respect to category A, the agreements do not involve any directors, officers, promoters, etc. as enumerated.

With respect to category B, the agreements do not constitute a "contract upon which the registrant's business is substantially dependent".  As corroborated by the fact that these non-continuing, short-term agreements are winding down and the registrant continues to maintain substantially the same level of revenues (with a large third-party purchase order previously disclosed and being shipped in the 3rd and 4th quarters of 2013), the registrant's business is not "substantially dependent" on these non-continuing Brazilian contracts, and these non-continuing, short-term contracts do not represent, and have not represented, "continuing contracts to sell the major part of registrant's products."

With respect to category C, the agreements do not involve the acquisition or sale of any property, plant or equipment.

With respect to category D, the agreements do not involve a lease of the nature enumerated.

If you request, we can easily provide further information concerning this matter.

Intellectual Property, page 11
2. Please provide additional information concerning your material patents. Regarding each of the three US patents relating to your DPP technology, please disclose expiration dates, nature of the patent and the type of patent protection provided, e.g. composition of matter, method of use, etc. You should also provide information as to each material patent you license from Alere relating to your lateral flow technology including year of expiration, jurisdiction, nature of the patent and type of patent protection provided.

Response to Comment 2:
The Company proposes the following language to incorporate the disclosures requested in Comment 2 of the Staff's Comment Letter, and to include this language in the 10-K.  Specifically, the following is proposed to be included to the Intellectual Property paragraphs in Item 1 of the10-K [Please note that a portion of this language is duplicative of language previously in the Annual Report and that the proposed language is intended to replace the existing language that otherwise would be duplicative.]:

The Company has obtained patent coverage on the DPP® technology, including four U.S. patents, and patents in China, Malaysia, Eurasia, Mexico, Singapore, Japan and the U.K.  Additional patent applications on the DPP® product line are pending in the U.S., as well as in a number of foreign countries such as Australia, Brazil, Canada, the European Union, India, Indonesia, Israel, Korea, and South Africa.  Patents have also been filed on extensions to the DPP® product line concept such as 4th generation assays.  The four U.S. patents are as follows:

U.S. Patent No.	Issued	Expires	Nature	Type	Description
7,189,522	3/13/2007	3/11/2025	test device	utility	a test device for determining the presence of a ligand in a sample
7,682,801	3/23/2010	3/11/2025	test device and method	utility	a test device and a method for determining the presence of a ligand in a sample
7,879,597	2/1/2011	3/11/2025	test device	utility	a test device for determining multiple ligands in a sample
8,507,259	8/13/2013	3/11/2025	test device	utility	a test device for determining the presence of a ligand in a sample

We also license a group of lateral flow technology patents from Alere.  Our lateral flow products, which are  primarily our STAT-PAK®, SURE CHECK®, and DIPSTICK® product lines, may incorporate methods that are claimed under one of the patents licensed from Alere that we use in our tests.  That U.S. Patent #6,485,982is also referred to as the Charlton patent, which patent expires on February 3, 2015.  This patent describes a test device and method for a colored particle immunoassay that determines the presence of an analyte in a sample.

Please feel free to contact me or Richard J. Larkin, Chembio's CFO, at (631) 924-1135.

Very truly yours,

/s/ Lawrence A. Siebert
Lawrence A. Siebert
Chief Executive Officer

cc: Jeffrey P. Riedler
      Alan Talesnick, Patton Boggs LLP